Zentek Announces Voting Results of Annual and Special Meeting

Guelph, ON - October 10, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces voting results from the annual and special meeting of the Company's shareholders (the "Meeting") held on October 5, 2023. At the Meeting, shareholders voted in favour of all resolutions brought before them. Details of all resolutions that were voted upon are set out in the Management Information Circular (the "Management Information Circular") dated August 28, 2023. The Management Information Circular is available on SEDAR+ (www.sedarplus.ca).

Election of Directors

All of the board of director nominees listed in the Management Information Circular were elected as directors of the Company. Results of the vote were as follows:

Nominee	Votes For
Francis Dube	95.832%
Greg Fenton	95.314%
Brian Bosse	94.547%
Eric Wallman	94.508%
Lisa Sim	96.842%
Ilse Treurnich	96.334%
John Snisarenko	96.858%

Other Items of Business

In addition, at the Meeting, shareholders approved the appointment of the Company's auditors, BDO Canada LLP, the adoption of an omnibus long-term incentive plan and a change to Company's registered address. The results of the votes were as follows:

Items	Votes For
Appointment of BDO Canada LLP as auditors of the Company	98.980%
Approval of Omnibus Long-Term Incentive Plan	85.445%

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

Zentek also has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

Investorrelations@zentek.com

Francis Dube

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.